Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

IMPORTANT

The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Announcement on the Resolutions of the Seventeenth Meeting of the Third Session of the Board of

Directors of

China Life Insurance Company Limited

The seventeenth meeting (the “Meeting”) of the third session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 26, 2012 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated March 12, 2012. Ten of the eleven directors of the Company, who were Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji, Bruce D. Moore and Anthony Francis Neoh, independent directors of the Company, participated in the Meeting in person; Yuan Li, Chairman and executive director of the Company, was on leave for business and authorized in writing, Wan Feng, executive director of the Company, to preside over the Meeting and authorized in writing, Miao Jianmin, non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Wan Feng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2011 (the “Proposal”)

Commission File Number 001-31914

After review and discussion, the Board approved the Proposal, which includes the 2011 Annual Financial Statements prepared in accordance with PRC GAAP, the 2011 Financial Statements prepared in accordance with IFRS, the 2011 Report on Participating Insurance Products, the 2011 Report on Balance Sheet of Assets in Foreign Currencies, the 2011 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2011 Report on Changes in Accounting Estimates. The Board agreed to submit the Proposal to the 2011 Annual Shareholders’ Meeting for approval. The independent directors gave their independent opinions and agreed on the Proposal.

The Board reviewed and discussed the changes in accounting estimates referred to in the 2011 Annual Financial Reports. In 2011, there was no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, lapse rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets.

On December 31, 2011, the Company re-examined the above assumptions based on current information. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into this year’s income statement. As of December 31, 2011, such changes in accounting estimates resulted in an increase in liability reserves for life insurance products by RMB 3,239 million and an increase in liability reserves for long-term health insurance products by RMB 29 million, and resulted in a decrease in profit before tax by RMB 3,268 million.

PricewaterhouseCoopers issued a dedicated report on the changes in accounting estimates of the Company for the year of 2011. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for details.

Voting result: 11 for, 0 against, with no abstention

2. Passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2011

After review and discussion, the Board passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2011, including Financial Highlights, Management Discussion and Analysis, Report of Corporate Governance, Report of Board of Directors, Report on Significant Matters, Financial Reports and Embedded Value, Summary of A Share Annual Report, Announcement on the H Share Annual Results and other related matters.

Voting result: 11 for, 0 against, with no abstention

3. Passed the Proposal on the Profit Allocation for the Year of 2011

In accordance with the Company Law and other applicable PRC laws, and the AOA, the Company shall withhold 10% of the realized net profit for the year ended December 31, 2011 as statutory reserves amounting to RMB 1,848 million and general risk reserves amounting to RMB 1,848 million, respectively. The Board will submit the proposal on the following matters to the 2011 Annual Shareholders’ Meeting for approval: after the allocation of RMB 1,848 million (being 10% of its net profit for 2011) to its discretionary surplus reserve fund, based on a total of 28,264,705,000 shares in issue, the Company proposes to pay a cash dividend of RMB0.23 per share, totaling approximately RMB 6,501 million, to all shareholders of the Company. Following the above allocation, unallocated balance of the after tax net profit for 2011 will be recorded as unallocated profit and will be allocated in the following years. Capital reserves will not be used to increase the Company’s share capital during the above allocation.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

4. Passed the Proposal on 2011 Financial Report on Solvency and Assessment Report on Solvency Management in 2011

Voting result: 11 for, 0 against, with no abstention

5. Passed the Proposal on the Annual Audit Fees for the Year of 2011 and Engagement of Auditor for the Year of 2012

The Board approved that the audit fees to be paid to the auditor of the Company for 2011 is RMB 64.25 million and agreed to continue to engage PricewaterhouseCoopers as its domestic auditor and PricewaterhouseCoopers HK as its international auditor for the year of 2012. The Board agreed to submit this proposal to the 2011 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

6. Passed the Proposal on the Compensation for the Directors and Supervisors

The Board agreed to submit this proposal to the 2011 Annual Shareholders’ Meeting for approval. The independent directors gave their independent opinions and agreed on this proposal.

Voting result: 11 for, 0 against, with no abstention

7. Passed the Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on this proposal.

Voting result: 11 for, 0 against, with no abstention

8. Passed the Proposal Regarding the Nomination of Mr. Li Mingguang as the Chief Actuary of the Company

The independent directors gave their independent opinions and agreed on this proposal. Mr. Li Mingguang’s biography will be included in the announcement otherwise issued on the date of this announcement.

9. Passed the Proposal on the Issue of Debt Financing Instruments by the Company

The Board reviewed and discussed the following proposal on the issue of debt financing instruments by the Company:

The Company plans to issue subordinated term debts in the PRC with an aggregate amount of not exceeding RMB38 billion. The subordinated term debts will be issued in one or more tranche(s) to qualified investors who meet the relevant regulatory requirements, with a term of no less than 10 years and by reference to market interest rate. The proceeds from the issue of subordinated term debts will be used to replenish the Company’s supplementary capital and raise the solvency ratio of the Company.

In addition, subject to the approval of regulatory authorities and depending on the market condition, the Company plans to issue subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency. With the approval from China Insurance Regulatory Commission (the “CIRC”), the proceeds from the issue of subordinated debt financing instruments outside the PRC will, after deduction of any costs of the issue, be used, in whole or in part, for the replenishment of the Company’s supplemental capital so as to raise its solvency ratio.

Commission File Number 001-31914

The Board will submit the above proposal to the 2011 Annual Shareholders’ Meeting to review and approve the issue of subordinated term debts in the PRC and the issue of subordinated debt financing instruments outside the PRC and to authorize the Board to delegate the management of the Company to handle matters in relation to the issue. The resolution to be sought in relation to the authorization for the issue will be valid for 24 months from the date of approval by the shareholders’ general meeting of the Company.

The issue of subordinated term debts in the PRC and the issue of subordinated debt financing instruments outside the PRC are subject to (1) the approval of the shareholders’ general meeting of the Company, and (2) the approvals of the CIRC and other relevant governing authorities within and outside the PRC.

Details of the issue of subordinated term debts in the PRC and the issue of subordinated debt financing instruments outside the PRC will be included in the circular and notice of the Company’s forthcoming 2011 Annual Shareholders’ Meeting to be published by the Company.

Voting result: 11 for, 0 against, with no abstention

10. Passed the Proposal on the Guidelines for Entrusted Investment for the Year of 2012

Voting result: 11 for, 0 against, with no abstention

11. Passed the Proposal on the Amendment to the Rules of Procedures for the Board of Directors

The Board agreed to submit this proposal to the 2011 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

12. Passed the Proposal on the Amendment to the Rules of Procedures for the Audit Committee

Voting result: 11 for, 0 against, with no abstention

13. Passed the Proposal on the Amendment to the Rules of Procedures for the Nominating and Compensation Committee

Voting result: 11 for, 0 against, with no abstention

14. Passed the Proposal on the Amendment to the Management Measures on the Insiders

Voting result: 11 for, 0 against, with no abstention

15. Passed the Proposal on the Amendment to the Management Measures on the External Guarantees

Voting result: 11 for, 0 against, with no abstention

16. Passed the Proposal on Convening the 2011 Annual Shareholders’ Meeting, the notice of which will be published separately

Voting result: 11 for, 0 against, with no abstention

17. Passed the Report on the Performance of Independent Directors in 2011

Commission File Number 001-31914

The Board agreed to submit this proposal to the 2011 Annual Shareholders’ Meeting for approval. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information published by the Company as at the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

18. Passed the 2011 Social Responsibility Report

Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information published by the Company as at the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

19. Passed the 2011 Compliance Report

Voting result: 11 for, 0 against, with no abstention

20. Passed the Report on Related Party Transactions of the Year of 2011 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2011.

The Board agreed to submit this proposal to the 2011 Annual Shareholders’ Meeting for approval.

Voting result: 11 for, 0 against, with no abstention

21. Passed the Proposal on the 2011 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 11 for, 0 against, with no abstention

22. Passed the Proposal on the Review of the Internal Audit Work of the Company

Voting result: 11 for, 0 against, with no abstention

23. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2011

Voting result: 11 for, 0 against, with no abstention

24. Passed the Proposal on the 2011 Assessment Report on Internal Control of the Company (A Share)

The Company engaged PricewaterhouseCoopers to review the internal control over the financial reporting of the Company, and received from PricewaterhouseCoopers an unqualified opinion on the efficiency of the internal control over the financial reporting as of December 31, 2011. Please visit the website of the Shanghai Stock Exchange (www.sse.com.cn) for relevant information published by the Company as at the date of this announcement.

Voting result: 11 for, 0 against, with no abstention

25. Passed the Report on Anti-Money Laundering Work in 2011

Voting result: 11 for, 0 against, with no abstention

26. Passed the Plan on the Implementation Scheme of Corporate Internal Control System for the Year of 2012

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

Please see notice and materials for the 2011 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the above proposals that will be submitted to the 2011 Annual Shareholders’ Meeting for approval.

Board of Directors of China Life Insurance Company Limited

March 26, 2012